

Mail Stop 6010

January 29, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Rondald Wheet
President
Revolutions Medical Corporation
2073 Shell Ring Circle
Mt. Pleasant, SC   29466

> **RE:    Revolutions Medical Corporation**
> **Item 4.02 Form 8-K**
> **Filed January 3, 2008**
> **File No. 0-28629**

Dear Mr. Wheet:

We have reviewed your filing and have the following comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K dated December 7, 2007</u>

<u>Item 4-02(b). Non-Reliance on Previously Issued Financial Statements</u>

1.      Please refer to prior comment 4.  We note your response provided in the correspondence dated January 25, 2007.  As previously requested, there is no indication of what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2007.  Further, please reconcile your statement in this correspondence regarding the existence of "significant deficiencies" in the design and operation of your internal controls over financial reporting to disclosures made in Item 3 of Forms 10-QSB/A for the quarters ended March 31 and June 30, 2007 of "no discoveries of any significant deficiencies or material weaknesses in such controls that would require the Company to take corrective action".

*   *   *   *

        As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        If you have any questions, please call me at (202) 551-3626.

                                        Sincerely,


                                        David Burton
                                        Staff Accountant